OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

July 20, 2010

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for fiscal year ended December 31, 2009

Form 10-Q for the period ended March 31, 2010

Form 8-K filed on February 17, 2010

Schedule 14A filed on March 17, 2010

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 6, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the period ended March 31, 2010, Form 8-K filed on February 17, 2010 and Schedule 14A filed on March 17, 2010, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates

Impairment of Assets, page 38

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

July 20, 2010

1.	We have reviewed your response to prior comment 1. You determined that the estimated fair value substantially exceeded the carrying value for all of your reporting units except for one. You believe that the goodwill included in this reporting unit is immaterial. Please tell us the amount of goodwill associated with this reporting unit. Please help us understand how you determined it was immaterial and therefore concluded that no additional disclosures were needed related to this reporting unit.

Response:

As we discussed in our prior response, the fair value at one of our reporting units (the “Referenced Unit”) did not substantially exceed its carrying value. Our consolidated goodwill as of December 31, 2009 was $1,124 million. The Referenced Unit has a total carrying value of $36 million, of which $7 million is goodwill. Consistent with the requirements in Section 9510.04 Financial Reporting Manual of the Division of Corporation Finance, no disclosure is required where, as here, the amount of goodwill in the Referenced Unit is not material.

Furthermore, even if the Referenced Unit had failed step one of the goodwill impairment test, the amount of the impairment, if any, would only be a portion of its total goodwill, which would be considered immaterial to our Consolidated Statement of Earnings. Therefore, we believe that our current disclosure within the Critical Accounting Estimates section of our Form 10-K appropriately communicates the risk associated with the significant estimates used in our goodwill impairment testing.

Mr. Rufus Decker

Accounting Branch Chief

July 20, 2010

2.	We have reviewed your response to prior comment 2. Approximately 20% of property, plant, and equipment consists of precious metals used in your production tooling. In this regard, please address the following:

•	Please disclose the amount of precious metals recorded in property, plant, and equipment as of the end of each period;

•

Your response indicates that precious metals are tested for impairment as part of the appropriate asset grouping under FASB ASC 360-10-35-17. Please expand your disclosures to clearly state your consideration of these precious metals in your testing of the appropriate asset grouping for impairment. Specifically, it should be clear what consideration is given to these precious metals in determining whether an event or circumstance may be indicative of impairment as well as what consideration is given to these precious metals in your forecast of the expected future net cash flows in arriving at the estimated fair value of the related asset groupings. Please disclose what consideration you give to the precious metals in arriving at the estimated fair value of your corresponding asset groups. You should discuss any significant estimates and assumptions you make regarding these metals in your estimated fair value, including any assumptions regarding the length of time they will be used or the potential sale of the metals;

•

Please discuss what consideration you give to the current market price of these metals in your impairment assessment. Please disclose the extent to which current fair values are less than carrying values of precious metals, if applicable. Your disclosures could explain that this difference does not impact the financial statements at this time but there could be a material charge related to precious metals in the event that there was a decrease in the expected cash flows associated with the asset groupings which include precious metals. This difference would only be recognized if the asset grouping as a whole had insufficient cash flows; and

•	Please disclose the estimated length of time it takes to consume these metals.

Response:

We believe the following factors are important to understand how we account for precious metals used in production tooling and disclosure of critical accounting estimates related to impairment of long-lived assets:

•

Machinery and equipment includes production tooling, which contain certain precious metals, along with other materials. Precious metals used in production tooling are owned and acquired only to support our manufacturing process. Without these precious metals the equipment used in the production process would not function.

•

The highest and best use of our precious metals is in our manufacturing process. Therefore, there are no separately identifiable cash flows associated with our precious metals as they are an integral part of the manufacturing process.

Mr. Rufus Decker

Accounting Branch Chief

July 20, 2010

•	The precious metals used in production tooling are consumed during the production process over an extended period of time. The consumption is accounted for as depletion.

•	Precious metals are not held for trading or purposes other than use in production tooling.

•	As of December 31, 2009 and March 31, 2010, the fair value of precious metals used in production tooling substantially exceeded their carrying value.

In response to your comments, we note that the precious metals used in production tooling are not tested individually for impairment as they are an integral part of our manufacturing process. When impairment indicators are present for an asset group, we compare estimated undiscounted future cash flows of the asset group to its carrying value to determine recoverability. The estimated undiscounted cash flows do not include any proceeds from selling precious metals used in production tooling as these precious metals are held for use within our manufacturing process. Given that the accounting for the precious metals used in production tooling is no different than the accounting for any other component of the equipment held for use in the production process, we do not believe additional disclosure would be appropriate.

At March 31, 2010 and December 31, 2009, the fair value of our precious metals used in production tooling substantially exceeded its carrying value. Consequently, our current circumstances are not indicative of a trigger to require testing for an impairment of long lived assets. Therefore, our Critical Accounting Estimates disclosure does not include disclosure related to precious metals used in production tooling. We continue to believe our current disclosure is appropriate.

If precious metals market conditions were to change to the extent that the fair value of our precious metals does not exceed its carrying value, a triggering event would occur which would require us to test the asset group for impairment. Furthermore, we would consider expanding disclosures in our Critical Accounting Estimates under such market conditions.

Since our production tooling is classified as property, plant and equipment, we follow the disclosure requirements associated with property, plant and equipment within Regulation S-X 210.5-02, paragraph 13 as well as the disclosure requirements identified in ASC 360-10-50. Those standards require that we disclose the following:

•	Depreciation expense for the period;

Mr. Rufus Decker

Accounting Branch Chief

July 20, 2010

•	Balances of major classes of depreciable assets, by nature or function, at the balance sheet date;

•	Accumulated depreciation, either by major classes of depreciable assets or in total, at the balance sheet date;

•	A general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets, including useful lives by major class of assets; and

•	The basis for determining the amounts within property, plant and equipment.

Precious metals do not represent a major class of depreciable assets by either nature or function as they are a component of production tooling, which is included in the machinery and equipment class. As such, no separate disclosure of the carrying value of precious metals is required.

There is no requirement to separately disclose depletion expense or the length of time it takes to consume a depleting asset. Our depletion expense for precious metals used in production tooling was less than 1% of Cost of Sales for the twelve months ended December 31, 2009. As the amount of depletion expense is not significant, we believe it would not be useful to separately disclose the amount of depletion expense and the length of time it takes to deplete the asset.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

Accounting Branch Chief

July 20, 2010

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer
Mark W. Mayer
Vice President and Chief Accounting Officer